                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA AND TISCALI CONCLUDED THE TRANSACTION RELATED TO THE TRANSFER OF 94.89% OF LIBERTY SURF GROUP

Milan, May 31 2005 – Telecom Italia S.p.A. and Tiscali S.p.A. communicate that today, after having received the authorization by the competent French Authorities, they concluded the transaction related to the transfer of 89,322,244 shares representing 94.89% of the share capital of Liberty Surf S.A., a French company whose shares are admitted to trading on compartment B of the Eurolist market of Euronext Paris (« Liberty Surf »).

The price agreed upon by the Parties for the stake held by Tiscali is approximately 249 mln Euro (i.e., approximately 2.787 Euro per Liberty Surf share). This amount takes into account an estimated Net Cash Position on a consolidated basis close to 10 mln Euro as of My 31, 2005.  Pursuant to the agreement executed by the Parties, the final price will be determinated by mid-July 2005, based on the definitive determination of the Net Cash Position on a consolidated basis of Liberty Surf S.A. as of May 31st, 2005.

Telecom Italia S.p.A., as already communicated to the market at the signing of the agreement on April 5, 2005 and pursuant to the French Stock Exchange regulations, will, once the price has been finally determined, launch a Public Tender Offer on the Liberty Surf shares that it does not hold, at the same price offered to Tiscali S.p.A.

As a result of this transaction, Telecom Italia S.p.A. also acquired, indirectly, 88.63% of the share capital of Intercall S.A. held by Liberty Surf.  Intercall S.A. is a French company whose shares are admitted to trading on compartment special of the Eurolist market of Euronext Paris. In accordance with the French Stock Exchange regulations and since Liberty Surf’s interest in Intercall S.A. does not constitute an essential part of its assets, Telecom Italia S.p.A. will not launch any Public Tender Offer on Intercall shares.

Trading in Liberty Surf shares and in Intercall shares, which was suspended upon Liberty Surf’s request, will resume tomorrow, June 1, 2005.

Telecom Italia

Media Relations

 Corporate and Wireline press office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Tiscali

Investor Relations

Tel. +39 02 30901463

Email: ir@tiscali.com

Tiscali

Press Office

Image Building

Tel. +39 02 89011300

Email: info@imagebuilding.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 31th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager